December 31, 2018

VIA EDGAR

Securities and Exchange Commission

Attn: Ray Bee, Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Mr. Bee:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 58 (“PEA No. 58”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2018 (SEC Accession Number 0001398344-18-015793), for the purpose of making certain material changes related to the investment strategy and risk disclosures of the Hedeker Strategic Appreciation Fund (the “Fund”). PEA No. 58 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on December 31, 2018.

Prospectus

Comment 1. The Fund’s Principal Investment Strategies section states, in part, that,

“[t]he Fund may also invest a significant portion of the Fund’s total assets in cash or cash equivalents, such as money market instruments, if the Adviser is unable to find attractive investment opportunities.”

Please explain supplementally how investing a significant portion of the Fund’s total assets in cash or cash equivalents comports with the Fund’s stated investment objective of seeking superior risk-adjusted returns over a market cycle.

Response: Under normal circumstances, the Fund will invest its assets primarily in convertible securities in order to seek superior risk-adjusted returns over a market cycle. However, certain market conditions may cause the investment adviser to believe that the universe of currently available convertible securities will not generate such superior risk-adjusted returns. In such cases, and until the universe of convertible securities becomes more attractive, the investment adviser may decline to invest in such securities, and withhold assets in cash or cash equivalents.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Comment 2. Please define “Market Cycle” as it is used in paragraph three of the Principal Investment Strategies section.

Response: The Registrant has revised the relevant language to read as follows:

“This means that the Adviser seeks to invest in convertible securities that generate a positive investment return over a market cycle while seeking to minimize the amount of risk that is involved in generating that profit. The financial markets are inherently cyclical. Pricing behavior for a complete market cycle exhibits a contraction, recovery and expansion. A market cycle is the period between the two latest highs or lows of the S&P 500, showing the performance of a fund through both an up and a down market. Generally, a high point is 20% above the lowest point and a low point is 20% below the highest point.”

Comment 3. Please define the term “delta” as it is used in paragraph four of the Principal Investment Strategy section.

Response: The Registrant has revised the relevant language to read as follows:

“The Adviser may also engage in convertible arbitrage as a mechanism designed to provide the flexibility to adjust the portfolio’s delta, volatility, interest rate, and credit exposure. Delta is defined as the ratio comparing the change in price of the convertible security to the price of the underlying stock.”

Comment 4. Please consider revising the following language in paragraph four of the Principal Investment Strategy section to be in “plain English” pursuant to General Instruction B(4)(c) of Form N-1A:

“The Adviser will generally conduct such arbitrage by selling short the common stock into which the securities may be converted, but may also seek to accomplish this by investing in a variety of derivatives and other securities, such as, but not limited to, forwards and future contracts that provide long or short exposure to other credit obligations; options; swaps, including total return, credit default, and index swaps; and exchange traded funds/notes. Such investments may result in both long and short exposure to credit-related instruments, may involve frequent trading, and may result in leverage.”

Response: The Registrant has revised the relevant language to read as follows:

“The Adviser will generally conduct such arbitrage by selling short the common stock associated with the given convertible security. However, the Adviser may also seek to accomplish this arbitrage by investing in a variety of derivatives and other securities. These alternatives include, but are not limited to 1) forwards and future contracts that provide long or short exposure to other credit obligations; 2) options; 3) swaps, including total return, credit default, and index swaps; and 4) exchange traded funds/notes. Such arbitrage may result in both long and short exposure to credit-related instruments, may involve frequent trading, and may result in leverage.”

Comment 5. If acquired fund fees and expenses are expected to be 0.01% or higher, please detail in a separate line item in the Fund’s fees and expenses table.

Response: The Registrant confirms that acquired fund fees and expenses are estimated to be over 0.01% for the Fund, and therefore, are presented in a separate line item.

Comment 6. The Fund’s risk disclosures indicate that it will invest in emerging market securities. Please define what the Fund will consider to be “emerging markets.”

Response: The Registrant has revised its “Overview of the Fund” section of its Prospectus to include the following:

“The Fund considers “emerging markets” generally to include any country in the initial stages of industrialization and that generally has a low per capital income. Emerging markets countries include those defined or classified currently or in the future as an emerging market by the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index, but may include other countries in the discretion of the Adviser.”

Comment 7. The Fund’s Interest Rate Risk disclosure states that,

“Convertible securities are particularly sensitive to interest rate changes when their predetermined conversion price is much higher than the price of the issuing company’s common stock …”

Please consider revising the language to clarify that this is referring to being “out of the money.”

Response: The Registrant has revised the relevant language to read as follows:

“Convertible securities are particularly sensitive to interest rate changes when their predetermined conversion price is much higher than the price of the issuing company’s common stock, also known as being “out of the money,” …”

If you have any additional questions, or need additional information, please contact me at 513-869-4327.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary

cc:	Mr. Brandon Kipp, Chief Compliance Officer

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